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THOMAS WARDELL (404) 527-4990		EMAIL ADDRESS twardell@mckennalong.com

October 31, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Mr. John Reynolds

Re:	China BCT Pharmacy Group, Inc.
Amendment No. 4 to Form 10-K for Fiscal Year Ended
December 31, 2011
Filed October 9, 2012
File No. 333-145620
SEC Comment Letter, dated October 25, 2012

Ladies and Gentlemen:

On behalf of our client, China BCT Pharmacy Group, Inc. (the “Company”), we are responding to the letter to the Company dated October 25, 2012 (the “Comment Letter”) from John Reynolds, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are the Company’s responses to the comments of the Commission staff (the “Staff”).  For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Form 10-K for Fiscal Year Ended December 31, 2011

Comment 1. We note your response to comment 2 from our letter dated October 9, 2012 and the amended filing. Please reconcile the statement made in your amended Form 10-K that you have corrected the material deficiency with respect to your accounts receivable records with the analysis provided that suggests you continue to have a $705,098 balance that you are unable to individually segregate. Also, your response letter dated September 6, 2012 indicates you are no longer engaging in these sales, please advise why there are $1.2 million in additions.

Response:

In 2012 the Company began eliminating the practice of aggregating these small accounts rather than assigning to each customer an individual customer number.  During consultations with its independent auditors on June 12, 2012, the auditors recommended that the Company accelerate this process.  We analyzed the impact of this recommendation on our use of resources and on July 14 began the process of assigning separate customer numbers.  Therefore, the numbers reflected in our October 9 letter reflect only the results of the gradual moves we had been making in the first six months, which resulted in a reduction of $70,000.  While the final unaudited numbers are not yet complete,  we anticipate that at September 30, the amount of outstanding receivables for these small accounts not yet assigned individual account numbers will be approximately $705,000, reflecting that there have been no new sales nor any settlement recorded with respect to these accounts. To further explain: the project to assign customer numbers to each customer regardless of size has been completed; what remains in this item is the balance of these older small accounts that were previously aggregated and that we have kept aggregated pending the paydown of such balances and the remaining balance of these accounts at year end will be analyzed with the rest of the Company’s accounts receivable in connection with the review and analysis of the provision for bad debt

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Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Douglas Eingurt at (404) 527-4056.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

TW:dse

cc:           Shelly Zhang